



on-the-spot

What is **MagNet**?

- Chain of automated retail kiosks selling products needed spontaneously.

- Locations with no traditional retail.

- Word's smallest and most efficient kiosks (based in replenishment time and product variety).

- Delightfully simple yet fulfilling self-service experience.



[Click for Video Story](#)

CONFIDENTIAL



MagNet Experience: Best of Both Worlds



Precise Information Like **Online Retail**

Instant Gratification Like **Brick & Mortar Retail**

CONFIDENTIAL

20 Pilots over 2 years => Successful Formula









As
seen
on
Shark
Tank!
mophie
MARLEY
get
them
here
lovepop

Everything
POP
shop stop

mophie
MARLEY
get
them
here
lovepop

mophie
MARLEY
get
them
here

CONFIDENTIAL



IP / Next Gen Kiosk



IP / Container Swap System => Takes seconds to replenish



CONFIDENTIAL





Fig. 1



Fig. 2

Fig. 3

IP / Micro Latch US Patent Issued => Enables world's smallest footprint kiosk



Fig. 4

CONFIDENTIAL

MAG NET

IP / Control System




Central Control



Regional Contractors







Location Partners in Pilots



Potential Locations

- McDonalds   500
- Disney   400
- Delaware North / Sports venues   140
- Airmall / Airports   25
- Marketplace Development / Airports   20
- Ashkenazy Acquisitions / Public Landmarks   20
- Boston Properties /Office and Retail   10

- Others: Equity Office (Stations), Grayco(subways), Simon Properties (Premium Retail),Avison Young (Stations)



Kiosk Monthly P&L

Product Sales	$ 3,500	Based on Pilots		
Marketing Revenue	$ 300			
COGS	$ 1,575	45% Cost		
Retail space rent	$ 450			
Capital amortization	$ 195	4 years	10% interest	
Replenishment:	$ 80	$ 40 per visit	2 visits	
Repairs	$ 30			
Internet	$ 40			
Credit card fee	$ 105	3% of sales		
Direct profit	**$ 1,325**			

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.

MAG NET

Deployment Stages

Stage	# of Kiosks	Period	Investment	# of Brands	Annual Revenue	Focus
Beta	4	Done	$ 1,100,000	4	Na	Prove Value Prop. and Tech.
1A	**210**	**year 1**	**$ 2,000,000**	**5**	**$ 9,576,000**	**Scale**
1B	**350**	**year 2**	**Non Dilutive Financing**	**6**	**$ 15,960,000**	**Scale**
2	1,000	year 3-4	Non Dilutive Financing	15	$ 45,600,000	Scale
3	10,000	Year 5-8	Non Dilutive Financing	50	$ 456,000,000	Scale

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.



Financial Summary

Earnings in Steady State (Stage 1)

# of kiosks	350
Direct profit per kiosk/yr	$ 15,900
Total direct profit	$ 5,565,000
Overhead	$ (1,096,000)
Net earnings (EBT)	$ 4,469,000

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.



2 Year Key Milestones

Milestones	New York	Los Angeles	Chicago	Houston	Las Vegas	Orlando	Philadelphia	Phoenix	San Antonio	San Diego	Dallas	San Jose	San Francisco	Denver	Seattle	Washinton DC	Boston (Base)	Baltimore	Altlanta	Miami	Quarter Total Deployments
City's Potential Locations:	100	48	33	27	20	20	19	19	18	17	16	12	10	10	10	10	10	10	10	10	
Milestones	**Kiosk Deployments per City**																				
2020																					
Q1																					**0**
Complete 2.2MM Investment Round																					
Start Kiosk Production																					
Finish Team Recruitment																					
Establish New Central Office and Wharehouse																					
Note: Each quarter's location contracting and recruitment of regional operators is based on the following quarter's kiosk deployment plans.																					
Q2	40																10				**50**
Q3	60																				**60**
Q4		48	12																		**60**
2021																					
Q1			21	27	12																**60**
Q2					8	20	19	13													**60**
Q3								6	18	17	16	3									**60**
Q4												7	10	10	10	10		10	3		**60**
																				Total Deployments:	**410**

Notes: Start point is at investment round completion and may vary. SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed

MAG NET

Stage 1 Investment Round Terms

Round Size: 2.2MM

Pre-Money Valuation: 6.8MM

Security: Preferred Stock

Use of funds:



Working Capital 38%

Kiosks 62%

MAG NET

Team



Ross Elkin / **Business Dev.**



Piotr Diduch / **Engineering**



Chris Charron/ **Analytics**



Andrew Gauvin / **Software**



Pratush KC / **Operations**



Eduardo Alvarez/ **CEO**

CONFIDENTIAL

MAG NET

US Competition

MagNet has **full retail capabilities** like **BestBuy Express** yet we have the same small footprint as battery **rental-only** kiosks such as **fuelrod**.

MagNet can offer multiple different products for sale in **locations that no other retailer can reach**.



BEST BUY EXPRESS
WE'LL BEAT ANY PRICE. ONLINE OR ANYWHERE ELSE.
NOUS BATTRONS TOUS LES PRIX. EN LIGNE OU N'IMPORTE OÙ.
EXPRESS
mophie
fuelrod
Portable Charger
fuelrod
fuelrod.com

18 ft2



3.5 ft2



MAG NET


mophie
MAG
NET

MAG NET®

on-the-spot

Appendix



Timing: Attention to Instant Gratification













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Now available in select cities
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Google Shopping
Express

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PrimeAir

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order online, pick up here

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BETA

Value Chain















Property Managers

AIRMALL, Westfield, Delaware North, Disney, Boston Properties

Consumer

Products

Hardware and Software Contractors





FreeportMetrics

KIOSK Information Systems

MagNet Proprietary Hardware & Software

MAG NET





Retail Chain of Self-Service Kiosks

Brand & Products

Marketing Intelligence

mophie

MARLEY

Product Brands

Additional Brands

- Apple (peripherals)
- Samsung
- Disney
- Bose
- Beats
- Fitbit
- Skull Candy
- iStore
- Zagg
- Casio
- Swatch
- Sony

- Monster
- Garmin
- Alex and Ani
- Belkin
- Canon
- Jabra
- Plantronics
- Bang & Olufsen
- Under Armour
- Polar
- JBL
- Jawbone…

